KALVISTA PHARMACEUTICALS, INC.

One Kendall Square,

Bld 200, Ste 2203

Cambridge, MA 02139

December 29, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Gabor Division of Corporation Finance

Re:	KalVista Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed December 20, 2016 File No. 333-215185

Via EDGAR—Acceleration Request

Requested Date:	January 3, 2017

Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

KalVista Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Effie Toshav, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

KALVISTA PHARMACEUTICALS, INC.

By:	/s/ Benjamin L. Palleiko
Benjamin L. Palleiko Chief Financial Officer

cc:	Thomas Andrew Crockett, Chief Executive Officer KalVista Pharmaceuticals, Inc. Robert A. Freedman, Esq. Effie Toshav, Esq. Fenwick & West LLP